UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

INTERNAL RULES OF AUDIT COMMITTEE

TITLE I

NAME, NATURE AND SUBORDINATION

Art. 1. The Audit Committee is a body established pursuant to the Bylaws of Banco Santander (Brasil) S.A. (“Bank”), a leading institution of the Santander Financial Conglomerate in Brazil (“Santander Conglomerate”), which comprises the Bank and all its directly or indirectly controlled and affiliated companies. The Audit Committee operates on a permanent basis and its operation, duties and responsibilities are defined by law and in regulatory rules, the Bank’s Bylaws and these Internal Rules.

Sole Paragraph         The Audit Committee was instated by resolution of the Meeting of the Board of Directors held on March 23, 2007, as set forth in article 11, paragraph 2 of Resolution No. 3198/04 of the National Monetary Council (“CMN”), and is a body common to the Santander Conglomerate companies authorized to operate by the Central Bank of Brazil (“Bacen”) and to the insurance companies, special savings companies and open-end private pension companies monitored by the Private Insurance Regulator (“Susep”), pursuant to prevailing regulations.

Art. 2. The Audit Committee reports directly to the Bank’s Board of Directors, and acts independently.

TITLE II

COMPOSITION AND OPERATION RULES

Section I

Composition, requirements and impairments

Art. 3. The Audit Committee shall be composed of no less than three (3) and no more than six (6) members, appointed by the Board of Directors.

§1º The members shall be individuals, resident in Brazil, with unblemished reputation and recognized professional skills, who meet the legal and regulatory conditions to hold positions established in the bylaws at financial institutions and other companies of the Santander Conglomerate.

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§2º The Coordinator of the Audit Committee shall be designated upon appointment of its members.

§3º One of the members of the Audit Committee shall have proven knowledge in the audit and accounting areas.

§4º For the purposes of the composition referred to in this article, the following persons shall not be elected as members of the Audit Committee:

I.         persons who are or who, during the latest twelve (12) months, have been:

(a)       officers of the Santander Conglomerate;

(b)       employees of the Santander Conglomerate;

(c)        responsible technicians, officers, managers, supervisors or any other members holding a management position, of the team involved in the audit work of the companies belonging to the Santander Conglomerate;

(d)       members of the Fiscal Board of the Santander Conglomerate; and

II.        spouse or relative in direct line, collateral line and by affinity, up to the second degree, of the persons referred to in the subitems of item I above; and

III.      whoever receives any other kind of compensation from the companies of the Santander Conglomerate other than that relating to his function as member of the Audit Committee.

Art. 4. The member of the Audit Committee appointed pursuant to article 3 of these Internal Rules, subject to the provisions of article 11 of the same document, may only become a member of such body again three (3) years after expiration of the previous term of office.

Art. 5. The compensation of the members of the Audit Committee shall be established annually by the Bank’s Board of Directors.

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Section II

Operation rules

Art. 6. The members of the Audit Committee shall be invested in office by signing the instrument of investiture drawn up in the Book of Minutes of its meetings, after approval of their names by the competent authority, pursuant to prevailing legislation and regulations. The office in which such members were invested shall not be delegated.

Sole Paragraph    The members of the Audit Committee shall fully serve until their successors actually take office.

Art. 7. It shall be incumbent on the Coordinator of the Audit Committee to direct, coordinate and guide the works of the body and, in particular:

I.         to call, instate and preside over its meetings, designating the Secretary thereof;

II.       to represent the Audit Committee in its relationship with the Board of Directors, the Fiscal Board, if in operation, and the Executive Committee of the companies of the Santander Conglomerate, its internal and independent auditors, internal bodies and committees, signing correspondence, invitations and reports addressed thereto.

Art. 8. The Coordinator shall be replaced, in his occasional absences or impairments, by the member appointed thereby or, if no such appointment is made, by the temporary replacement appointed by the Bank’s Board of Directors from among the remaining members of the Audit Committee.

Art. 9. In the event of vacancy in this office by reason of death, resignation or removal of a member of the Audit Committee, the Bank’s Board of Directors shall promptly appoint his replacement, submitting the respective name to the approval of the competent authorities.

Art. 10. The position of member of the Audit Committee shall also be deemed vacant when any of the members, without justification, at the discretion of the Bank’s Board of Directors, fails to attend three (3) consecutive meetings of the body or six (6) alternate meetings, throughout the year.

Art. 11. The term of office of the members of the Audit Committee shall be one (1) year, and may be renewed for up to four (4) consecutive times, upon prior authorization from the competent authorities.

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First Paragraph. Accumulation of compensation for simultaneously holding the positions of member of the Audit Committee and member of the boards of directors of companies of the Santander Conglomerate, if any, is hereby prohibited. If the members of these boards of directors are elected to the Audit Committee, the elected member, upon taking office, shall opt for one of the compensations.

Second Paragraph. Up to a third of the Audit Committee members subject to maximum term provided in the head can be traced back to such a body, for one consecutive term, waive the provisions in interstitial Art. 4º, of these Rules.

Art.12. The Audit Committee shall meet every month to discuss the matters falling within its scope of authority, half-yearly with the Board of Directors and with the Fiscal Board, if in operation and, at least quarterly, with the Bank’s Executive Committee, with the internal auditors and with the independent auditors, and whenever necessary with the Bank´s officers. The Audit Committee shall meet, on an extraordinary basis, whenever called by the Board of Directors, by its Coordinator or upon request of one of its members.

§1º. Call notices to the members of the Audit Committee, to attend its meetings, shall be made by the Coordinator, through letter, telegram or electronic means, at least four (4) business days. Unless the matter demands urgent review, the agendas of the meetings shall be distributed to the members at least four (4) business days in advance.

§2º. The meetings of the Audit Committee shall be instated with the presence of at least two-thirds (2/3) of its members. Resolutions shall be adopted by a majority vote of those present.

§3º. The meetings, resolutions, statements and opinions of the Audit Committee shall be drawn up and signed in the Book of Minutes of the Meetings of the Audit Committee and its documentation shall be kept in the proper files.

§4º. The meetings held between the Audit Committee and the Board of Directors, and/or the Fiscal Board, if in operation, shall include a report on the activities carried out during the period and comments on the major points of interest raised at the meetings, in addition to discussions concerning policies, practices and procedures identified within the scope of their respective authority.

§5º. The Audit Committee may invite, to take part in its meetings, members of the senior management, employees, service providers or other collaborators holding material information or whose area of activity is related to the matters included in the agenda.

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Art. 13. The meetings of the Audit Committee and the development of its works shall be carried out on the premises of the Bank, which shall provide the means and resources required for its operation, also by making available services such as secretarial works and filing of documents.

Art. 14. The Coordinator of the Audit Committee shall formalize, by letter, telegram, fax or e-mail, the verifications of the corporate books and of any and all documents of the Santander Conglomerate, as well as requests for information and meetings to members of the senior management bodies, including the accounting area, and to members of the internal audit team and the independent auditors, as are necessary for the full performance of its duties and the implementation of its activities, also for the purpose of preparing its half-yearly reports.

Art. 15. The Audit Committee shall establish procedures for receipt of the communications concerning violations of legal provisions and regulations applicable to the Santander Conglomerate, as well as of internal rules and codes, keeping confidential the identity of the signatories to these communications.

Art. 16. Except for the information that must be published or mandatorily reported to the competent public bodies by reason of the legal and regulatory duties of the Audit Committee, its members shall keep confidential the trade and operational secrets and all confidential information obtained in view of the performance of their activities.

Sole Paragraph    For the purposes of this article, secrets and confidential information mean data that are exclusively used by the Santander Conglomerate, such as secret works, as well as procedures and information received that refer to the Santander Conglomerate, its customers or third parties, including data relating to technical, commercial, industrial, business or financial information not publicly known.

TITLE III

AUTHORITY

Art. 17. It shall be incumbent on the Audit Committee, without prejudice to the duties set forth in the Bank’s Bylaws and those prescribed by Law or regulatory rule:

I. to draft the Internal Rules that will regulate its operation, submitting them and any amendments thereto to the approval of the Bank’s Board of Directors;

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II. to prepare an annual work plan containing a list of its activities, with a definition of the nature and extent of the information required to conduct the works and perform the activities;

III. to review and assess the work plans, the scope and the content of the annual evaluations to be conducted by the independent auditors, as well as the prior analysis of the work proposals of the Santander Conglomerate, with the aim of identify and avoid potential conflicts of interest or risk of loss of independence, based on the works to be performed, submitting suggestions and proposals for changes, if deemed necessary;

IV. to assess the independence and the effectiveness of the internal audit function by the supervision of their activities and the revision of the annual plan of work, for recommendation and approval of the Board of Directors; evaluate, even, if the internal audit has the means and resources to carry out the planned;

V. to ensure that Directors, Vice Presidents and President receive, for information, the information concerning the activities undertaken and the conclusions and recommendations of the internal audit work;

VI. manifest itself upon request of the Board of Directors, in the selection process, appointment and dismissal of the internal audit director of the Bank;

VII. to appreciate, for recommendation to the Board of Directors, Marco  Global Corporate Internal Audit, based on the relevant risks

VIII.   to assess the effectiveness of the works performed by the auditors referred to in sections III to VII, including on the preceding item, also with respect to verification of compliance with legal and normative provisions applicable to the companies of the Santander Conglomerate, in addition to internal rules and codes;

IV. to assess compliance or justification for noncompliance, by the management of Santander Conglomerate, with the recommendations made by the independent auditors, by the internal auditors, by the Ombudsman Office, by the regulatory bodies and by the self-regulatory bodies;

X. to recommend to the Board of Directors the company to be retained to provide independent auditing services, as well as the replacement of the provider of these services, if it deems necessary;

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XI. to recommend to the Board of Directors and to the Executive Committee the correction or improvement of policies, practices and procedures, and to verify compliance with its recommendations or the justification for noncompliance therewith;

XII. to assess the quality of the accounting statements for the periods ended March 31, June 30, September 30, and December 31 each year, of the management reports, of the explanatory notes and of the independent auditor’s report, as well as of other material financial information disclosed and sent to the regulatory bodies;

XIII. to assess, on an annual basis, the individual contribution and performance of its members and the general effectiveness of the Audit Committee, sending the result of this assessment for review by the Board of Directors;

XIV. to guide and warn the Executive Committee about its obligation to formally notify the independent auditors and the Audit Committee itself, within 24 hours from identification by the Executive Committee of an error or fraud, as described in subitems (a) through (d) of item IV of article 19 below;

XV. to instruct the management of the Santander Conglomerate so that the Audit Committee be informed of all meetings of the executive and operational committees of the Bank, at the time they are called; and

XVI. to receive and review the reports required by the regulatory bodies concerning the activities of the Ombudsman Office of the Santander Conglomerate, on the base dates of June 30 and December 31 or when a material event is identified.

Art. 18. It shall also be incumbent on the Audit Committee to prepare the "Audit Committee Report" at the end of the half-year periods ended June 30 and December 31 each year.

Sole Paragraph. The report referred to in the main section of this article:

I.         shall contain at least the following information:

(a)       activities performed within the scope of its duties, in the period;

(b)       evaluation of the effectiveness of the internal control systems adopted by the companies of the Santander Conglomerate, with emphasis on compliance with the provisions of CMN Resolution No. 2554 of September 24, 1998, and subsequent regulations, and of Susep Circular No. 249 of February 20, 2004, showing the deficiencies identified;

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(c)        description of the recommendations submitted to the Board of Directors and to the Executive Committee of the companies of the Santander Conglomerate, showing those not accepted and the respective justifications;

(d)       evaluation of the effectiveness of the internal auditors and of the independent auditors, also with respect to verification as to compliance with legal and normative provisions applicable to the companies of the Santander Conglomerate, including internal codes and rules, showing the deficiencies identified; e

(e)        evaluation of the quality of the accounting statements for the half-year periods ended June 30 and December 31, with emphasis on application of the accounting practices adopted in Brazil and on compliance with the rules issued by the CMN, Bacen, the National Private Insurance Council (CNSP), Susep, and the Brazilian Securities Commission (CVM), showing the deficiencies identified;

II.        shall remain at the disposal of regulatory bodies and the Bank’s Board of Directors for at least five (5) years as from the preparation thereof;

III.      shall serve as a basis for preparation of a summary of the content thereof, which summary shall include the main information contained therein and shall be published together with the half-yearly accounting statements. With regard to the companies supervised by Susep, publication of the Audit Committee summary report in the accounting statements of the Santander Conglomerate leading institution shall be evidenced in the explanatory notes of such supervised companies.

Art. 19. The Audit Committee shall also:

I.         attends, where appropriate, the meetings of any executive and operational committees of the Bank, through its Coordinator and/or any of its members, at the discretion of the Coordinator, as a hearing body;

II.        submit its annual budget to the Bank’s Board of Directors for approval;

III.      resolve on matters relating to its internal organizational structure for the smooth conduction of the works and attainment of its purposes, with powers to engage qualified personnel to give assistance, perform secretarial work and provide the requisite support for operation of the body, within the limit of the annual budget approved by the Board of Directors;

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IV.      retain the works of experts to issue an opinion or provide guidance with respect to a specific matter, when indispensable for attainment of its purposes, within the scope of its authority and within the limit of the annual budget approved by the Board of Directors;

V.      analyze the related parties transactions submitted by the officers, the internal auditors and the independent auditors, issuing a recommendation to the Board of Directors;

VI.      notify Bacen and/or Susep, within three (3) business days from the date of identification, about the existence or proofs of error or fraud consisting of:

(a)       failure to observe rules and regulations that jeopardizes the ongoing operation of the companies of the Santander Conglomerate;

(b)       frauds, involving any amount, perpetrated by the senior managers of the companies of the Santander Conglomerate, i.e. by those holding positions contemplated by articles of association or bylaws;

(c)        material frauds perpetrated by employees of the companies of the Santander Conglomerate or by third parties, i.e. those frauds that may jeopardize the ongoing operation thereof;

(d)       errors leading to material incorrect entries in the accounting statements of the companies of the Santander Conglomerate.

§1º. For the purposes of item VI, the concepts of “error” and “fraud” are those set forth in rules and regulations of the Federal Accounting Council (CFC) or of the Brazilian Independent Auditors Institute (Ibracon).

§2º. The independent auditor, the internal auditor and the Audit Committee, whenever discharging their duties, shall forthwith inform each other of the identification of the facts or acts defined in item VI of this article.

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TITLE IV

MISCELLANEOUS

Art. 20. The cases not dealt with in these Internal Rules shall be resolved by the Bank’s Board of Directors.

***

Rules of the Audit Committee approved at the Meeting of the Board of Directors held on December 22, 2010 and revised on August 26, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 26, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer